Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Proposes $105.1 Million Offer To Buy All the

Outstanding Shares of Chordiant Software

CDC Software To Hold Investor Call Jan. 8, 2010, 11AM EST

SHANGHAI, ATLANTA – Jan. 06, 2010 – CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced that it has delivered this morning a proposal to Chordiant Software, Inc. to acquire all the outstanding shares of Chordiant, a provider of customer experience software and services, in a cash and stock transaction valued at $105.1 million, or $3.46 per share, based on a 21 percent premium over the average closing price for Chordiant shares on NASDAQ over the 30 trading days immediately prior to and including Jan. 5, 2010.

CDC Software will hold a conference call to discuss its offer for Chordiant on Friday, Jan. 8, 2009, at 11:00 A.M. EST. Call in information: USA and Canada Toll Free Number: (866) 903-3296; Int’l/Local Dial-In #: (706) 643-6263. The conference ID number is 49296888 and the call leader is Mr. Monish Bahl, senior vice president of Investor Relations.

The transaction, which as proposed is not subject to financing, but is subject to usual and customary closing conditions and the receipt of all requisite governmental and shareholder approvals, provides two options for the payment of consideration. The first option calls for consideration to be comprised of 40 percent cash and the remaining 60 percent in a combination of registered shares of both CDC Software (class A ordinary) and CDC Corporation (class A common). The second option calls for 50 percent cash and 50 percent in registered CDC Software shares (class A ordinary). CDC Software expects this offer will be structured in a tax-efficient manner to help optimize the benefits to the shareholders of Chordiant. Additionally, Chordiant shareholders can choose either or both of these two options for the payment of consideration, in any combination, in 1,000 share increments. As of Jan. 5, 2010, CDC

Software holds 392,762 shares of Chordiant, or approximately 1.3 percent of Chordiant’s 30.4 million shares outstanding.

CDC Software believes the combination between the two companies would create a compelling front office platform in the enterprise market, and that CDC Software and Chordiant are synergistic in a variety of fronts such as their technology, geographic foot print and customers. For example, CDC Software shares several of Chordiant’s Top 40 customers that include mutual global marquee customers like Barclays, ING, Littlewoods, MetLife, Principal Financial Group, and Wellpoint. As part of its 6,000 customer base, CDC Software also has many Tier 1, large-scale customers with tens of thousands of seats, similar to Chordiant’s customer profile.

Furthermore, CDC Software believes that it would provide Chordiant with the platform to expand globally by leveraging CDC Software’s large global customer base, cost efficient product engineering offshore operations in India and China, and its more than 1,000 partners and resellers worldwide. CDC Software also believes the combination of the two companies would offer numerous cross-selling opportunities; result in a significant increase in annual revenue, with a substantial portion in recurring maintenance and Software-as-a Service (SaaS) revenue, as well as improve its already strong adjusted EBITDA margin.

“CDC Software believes this is a superior offer that should be brought to the Chordiant shareholders for consideration,” said Peter Yip, CEO of CDC Software. “We believe the combination of CDC Software and Chordiant, with the numerous synergies in technology, geographic foot print, and customers, will make a strong technology marriage and offer a very attractive investment opportunity. For instance, Chordiant’s call center technology would be a natural fit with CDC Software’s Front Office solutions, specifically its Pivotal CRM platform. Both companies have several complementary vertical markets, and particularly share many common customers in the financial services market. CDC Software and Chordiant also have minimal geographic overlap, and CDC Software can provide Chordiant with the extensive global infrastructure it needs to expand, especially in Asia. Most notably, based on current projections, the combination would be earnings accretive immediately. Additionally, CDC Software can provide the scale that Chordiant has been seeking in recent months as was evident by its recent acquisition attempts.”

Moreover, CDC Software operates from a strong financial foundation. CDC Software recently announced that it achieved more than a 37 percent increase in quarterly sequential license revenue and a 30 percent increase in organic license revenue, for the fourth quarter of 2009. The company has consistently achieved superior EBITDA margins over the last several quarters including 27 percent in the third quarter of 2009, more than double from the same period in 2008. CDC Software believes this is indeed a noteworthy accomplishment considering last year’s downturn in the enterprise software market.

Most notably, CDC Software holds a proven and successful track record of successfully integrating acquisitions. Key examples of this are the company’s acquisitions of two public companies in 2004, Ross Systems and Pivotal Corporation. Since then, both these businesses have grown significantly under the company’s leadership. CDC Software believes a primary reason for this achievement is its global scalable business and technology platform featuring an infrastructure of multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China and a worldwide network of direct sales and channel operations. CDC Software expects these resources can be leveraged significantly to reduce operating expenses and improve margins in a combined company.

“As a Chordiant shareholder, we have seen first-hand that the company’s management team and board of directors are experienced, hard working and have performed their fiduciary duties well under difficult circumstances. We welcome their continued involvement in the company and in CDC Software.

“Quite simply, CDC Software believes this is a win-win transaction for both companies. As a Chordiant shareholder, CDC Software hopes Chordiant management and their board of directors will move decisively on approving our offer since it benefits all stakeholders of both Chordiant and CDC Software,” said Yip.

Investors are invited to listen to a live webcast of the Jan. 8 conference call which can be accessed through the investor section of the CDC Software website at www.cdcsoftware.com. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes prior to the call and download any necessary audio software.

For those unable to call in, a digital instant replay will be available after the call until January 15, 2010. Conference ID: 49296888 Encore Dial In #:(800) 642-1687; Encore Dial In #:(706) 645-9291.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC xAlerts (real-time supply chain event management), CDC Power (discrete ERP), CDC eCommerce, CDC NFP/NGO, CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the CDC Software Corporation, or the company, plans to file with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Chordiant Software Inc.

INVESTORS AND SECURITY HOLDERS OF CHORDIANT SOFTWARE INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CAREFULLY WHEN FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when filed, and other documents filed with the SEC by the company through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Monish Bahl, Senior Vice President, Investor Relations (678) 259-8510.

The company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the company’s directors and executive officers is available in its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009. As of January 5, 2010, CDC Software Corporation owns 392,762 shares of Chordiant Software Inc. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as the company’s ability to achieve the synergies and value creation contemplated by the proposed transaction, the company’s ability to promptly and effectively integrate the businesses of Chordiant Software Inc. and the company, the timing to consummate the proposed transaction, and the diversion of management time on transaction-

related issues. For further information regarding risks and uncertainties associated with the company’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the company’s SEC filings, including, but not limited to, its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, copies of which may be obtained by contacting the company’s Investor Relations department at (678) 259-8510 or at the company’s website at www.cdcsoftware.com.

All information in this communication is as of January 6, 2010. The company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations. Historical results are not indicative of future performance.